UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50990 / January 7, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11761

In the Matter of Asset Equity Group, Inc., Household Direct, Inc., International Brands, Inc., Interspace Enterprises, Inc., J.S.J. Capital II, Inc., Mega Micro Technologies Group, Inc., S D E Holdings 2, Inc., Vertical Computer Systems, Inc., and VSAT Net, Inc., Respondents.	: : : : : : : : : : : : : : : :	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO VSAT NET, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by VSAT Net, Inc. ("VSAT" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 1, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to VSAT Net, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that :

1. VSAT (CIK No. 1129016) is a Nevada corporation based in Arvada, Colorado. At all times relevant to this proceeding, the securities of VSAT have been registered with the Commission under Exchange Act Section 12(g). The securities of VSAT were never publicly traded.

2. VSAT has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports with the Commission since its securities became registered with the Commission under Exchange Act Section 12(g) on March 17, 2001.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary